Filed pursuant to Rule 424(b)(3)
Registration No. 333-124544

PROSPECTUS

5,000,000 Common Units

Representing Limited Partner Interests

DORCHESTER MINERALS, L.P.

This prospectus relates to 5,000,000 common units representing limited partner interests that we may issue and sell from time to time in business combination transactions. We and owners or controlling persons of the businesses or assets acquired will negotiate the terms of any business combination. We will determine the value of the common units to be issued at prices reasonably related to market prices current either at the time of the agreement on the terms of a business combination transaction or at or about the time of delivery of the common units. This prospectus may also cover sales by persons or entities who have received common units under this prospectus and who elect to use this prospectus to cover the resale of the common units.

We will pay all expenses of this offering. We will not pay any underwriting discounts or commissions in connection with the issuance or sale of any common units, although we may pay finder’s fees in connection with specified business combinations. Any person receiving a finder’s fee may be deemed an underwriter within the meaning of the Securities Act of 1933.

Our common units are listed on The NASDAQ National Market under the symbol “DMLP.” On April 28, 2005, the reported closing price of our common units on The NASDAQ National Market was $22.64 per unit.

LIMITED PARTNERSHIPS ARE INHERENTLY DIFFERENT FROM CORPORATIONS. YOU SHOULD READ THIS PROSPECTUS AND ANY PROSPECTUS SUPPLEMENT CAREFULLY BEFORE YOU INVEST, INCLUDING THE RISK FACTORS WHICH BEGIN ON PAGE 4 OF THIS PROSPECTUS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OF THE SECURITIES TO BE ISSUED UNDER THIS PROSPECTUS OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS PROSPECTUS INCORPORATES IMPORTANT BUSINESS AND FINANCIAL INFORMATION THAT IS NOT INCLUDED IN OR DELIVERED WITH THIS PROSPECTUS. THIS INFORMATION IS AVAILABLE WITHOUT CHARGE TO SECURITY HOLDERS UPON ORAL OR WRITTEN REQUEST TO DORCHESTER MINERALS, L.P., 3838 OAK LAWN AVENUE, SUITE 300, DALLAS, TEXAS 75219, ATTENTION: INVESTOR RELATIONS (TEL. (214) 559-0300). TO ENSURE TIMELY DELIVERY OF THE INFORMATION, PLEASE MAKE ANY REQUEST AT LEAST FIVE DAYS BEFORE THE DAY YOU MUST MAKE YOUR INVESTMENT DECISION. SEE “WHERE YOU CAN FIND MORE INFORMATION.”

WE HAVE NOT AUTHORIZED ANY PERSON TO PROVIDE INFORMATION OR MAKE ANY REPRESENTATION ABOUT THIS OFFERING THAT IS NOT IN THIS PROSPECTUS. PROSPECTIVE INVESTORS SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL NOR IS IT SEEKING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS PROHIBITED. INFORMATION IN THIS PROSPECTUS IS CORRECT ONLY AS OF ITS DATE, REGARDLESS OF WHEN ANY LATER OFFER OR SALE OCCURS.

This prospectus is dated May 16, 2005

Page
THE PARTNERSHIP	1
SELECTED FINANCIAL DATA	2
FORWARD-LOOKING STATEMENTS	3
RISK FACTORS	4
Risks Related to Our Business	4
Our cash distributions are highly dependent on oil and natural gas prices, which have historically been very volatile	4
Terrorist attacks on oil and natural gas production facilities, transportation systems and storage facilities could have a material adverse impact on our business	4
We do not control operations and development of the Royalty Properties or the properties underlying the Net Profits Interests that the operating partnership does not operate, which could impact the amount of our cash distributions	4
Our lease bonus revenue depends in significant part on the actions of third parties which are outside of our control	5
The operating partnership may transfer or abandon properties that are subject to the Net Profits Interests	5
Cash distributions are affected by production and other costs, some of which are outside of our control	5
Our oil and natural gas reserves and the underlying properties are depleting assets, and there are limitations on our ability to replace them	6
Drilling activities on our properties may not be productive, which could have an adverse effect on future results of operations and financial condition	6
Our ability to identify and capitalize on acquisitions is limited by contractual provisions and substantial competition	6
Any future acquisitions will involve risks that could adversely affect our business, which our unitholders generally will not have the opportunity to evaluate	7
A natural disaster or catastrophe could damage pipelines, gathering systems and other facilities that service our properties, which could substantially limit our operations and adversely affect our cash flow	7
The vast majority of the properties subject to the Net Profits Interests are geographically concentrated, which could cause net proceeds payable under the Net Profits Interests to be impacted by regional events	8
Under the terms of the Net Profits Interests, much of the economic risk of the underlying properties is passed along to us	8
Damage claims associated with the production and gathering of our oil and natural gas properties could affect our cash flow	8
We may indirectly experience costs from repair or replacement of aging equipment	8
Our cash flow is subject to operating hazards and unforeseen interruptions for which we may not be fully insured	8
Governmental policies, laws and regulations could have an adverse impact on our business and cash distributions	9
Environmental costs and liabilities and changing environmental regulation could affect our cash flow	9
Our oil and gas reserve data and future net revenue estimates are uncertain	9
Risks Inherent In An Investment In Our Common Units	10
Cost reimbursement due our general partner may be substantial and reduce our cash available to distribute to our unitholders	10
Our net income as reported for tax and financial statement purposes may differ significantly from our cash flow that is used to determine cash available for distributions	10

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Our unitholders have limited voting rights and do not control our general partner, and their ability to remove our general partner is limited	10
The control of our general partner may be transferred to a third party without unitholder consent	10
Our general partner and its affiliates have conflicts of interests, which may permit our general partner and its affiliates to favor their own interests to the detriment of unitholders	11
We may issue additional securities, diluting our unitholders’ interests	11
Our unitholders may not have limited liability in the circumstances described below and may be liable for the return of certain distributions	11
We are dependent upon key personnel, and the loss of services of any of our key personnel could adversely affect our operations	12
We are dependent on service providers who assist us with providing Schedule K-1 tax statements to our unitholders	12
Tax Risks	12
We have not received a ruling or assurances from the IRS or any state or local taxing authority on any matters affecting us	12
We will be subject to federal income tax if we are classified as a corporation and not as a partnership for federal income tax purposes	12
The IRS could reallocate items of income, gain, deduction and loss between transferors and transferees of common units if the IRS does not accept our monthly convention for allocating such items	13
You may not be able to deduct losses attributable to your common units	13
Your partnership tax information may be audited	13
You may have more taxable income or less taxable loss with respect to your common units if the IRS does not respect our method for determining the adjusted tax basis of your common units	13
Tax-exempt investors may recognize unrelated business taxable income	13
You may not be entitled to deductions for percentage depletion with respect to our oil and natural gas interests	14
You may have more taxable income or less taxable loss on an ongoing basis if the IRS does not accept our method of allocating depletion deductions	14
You may have more taxable income or less taxable loss on an ongoing basis if the IRS does not accept our method of determining a common unitholder's share of the basis of partnership property	14
The ratio of the amount of taxable income that will be allocated to you to the amount of cash that will be distributed to you is uncertain and cash distributed to you may not be sufficient to pay tax on the income we allocate to you	14
You may lose your status as a partner of our Partnership for federal income tax purposes if you lend our common units to a short seller to cover a short sale of such common units	15
If we are not notified (either directly or through a broker) of a sale or other transfer of common units, some distributions and federal income tax information or reports with respect to such units may not be provided to the purchaser or other transferee of the units and may instead continue to be provided to the original transferor	15
A sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period could result in adverse tax consequences to you	15
Foreign, state and local taxes could be withheld on amounts otherwise distributable to you	15
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES	16
PLAN OF DISTRIBUTION	31
SELLING UNITHOLDERS	31
WHERE YOU CAN FIND MORE INFORMATION	32
LEGAL MATTERS	33
EXPERTS	33

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THE PARTNERSHIP

Dorchester Minerals, L.P. is a publicly traded Delaware limited partnership that commenced operations on January 31, 2003 upon the combination of Dorchester Hugoton, Ltd., Republic Royalty Company, L.P. and Spinnaker Royalty Company, L.P. Dorchester Hugoton was a publicly traded Texas limited partnership and Republic and Spinnaker were private Texas limited partnerships. Our common units are listed on The NASDAQ National Market. Our executive offices are located at 3838 Oak Lawn Avenue, Suite 300, Dallas, Texas, 75219-4541 and our telephone number is (214) 559-0300. In this prospectus, the term “Partnership”, as well as the terms “us,” “our,” “we,” and “its,” are sometimes used as abbreviated references to Dorchester Minerals, L.P. itself or Dorchester Minerals, L.P. and its related entities.

Our general partner is Dorchester Minerals Management LP, which is managed by its general partner, Dorchester Minerals Management GP LLC. As a result, the Board of Managers of Dorchester Minerals Management GP LLC exercises effective control of our Partnership. In this prospectus, the term “general partner” is used as an abbreviated reference to Dorchester Minerals Management LP. Our general partner also controls and owns, directly and indirectly, all of the partnership interests in Dorchester Minerals Operating LP and its general partner, Dorchester Minerals Operating GP LLC. Dorchester Minerals Operating LP owns the working interest and other properties underlying our Net Profits Interests, provides day-to-day operational and administrative services to us and our general partner and is the employer of all of the employees who perform such services. In this prospectus, the term “operating partnership” is used as an abbreviated reference to Dorchester Minerals Operating LP. Our wholly owned subsidiary, Dorchester Minerals Acquisition LP has been and may continue to be used as a vehicle through which we may acquire oil and gas properties.

Our business may be described as the acquisition, ownership and administration of Net Profits Interests and Royalty Properties. The Net Profits Interests represent net profits overriding royalty interests burdening various properties owned by the operating partnership. We receive monthly payments equaling 96.97% of the net profits actually realized by the operating partnership from these properties in the preceding month. The Royalty Properties consist of producing and non-producing mineral, royalty, overriding royalty, net profits and leasehold interests located in 585 counties and parishes in 25 states.

SELECTED FINANCIAL DATA

The combination of Republic, Spinnaker and Dorchester Hugoton on January 31, 2003 was accounted for as a purchase and Dorchester Hugoton was designated as the accounting acquirer in connection with the combination. Prior to January 31, 2003, our Partnership had no combined operations. As a result, the following table sets forth a summary of historical selected financial and operating data for Dorchester Hugoton for 2000 through 2002, and certain pro forma operating data assuming the combination occurred on January 1, 2002. As required, the data presented for fiscal year ended December 31, 2003 consists of 11 months of our Partnership’s results and January 2003 results for Dorchester Hugoton. The year ended December 31, 2004 is exclusively our Partnership data. This table should be read in conjunction with the financial statements incorporated by reference in this document. All of the historical data presented prior to 2003 has been derived from the audited financial statements of Dorchester Hugoton and does not contain any information with respect to Republic or Spinnaker, or our Partnership, pre-combination.

	Fiscal Year Ended December 31, (in thousands, except per unit data)
	2003	2002	2004	2003	2002	2001	2000
	Pro Forma		Historic
Total operating revenues	$51,113	$37,547	$56,767	$49,224	$18,738	$26,779	$25,182
Depreciation, depletion and amortization	$25,390	$25,844	$20,795	$23,639	$2,130	$2,105	$1,783
Impairment	$43,804	$—	$—	$43,804	—	—	—
Net earnings (loss)	$(26,976)	$6,524	$30,076	$(26,827)	$12,963	$18,351	$17,962
Net earnings (loss) per unit	$(0.97)	$0.24	$1.07	$(1.02)	$1.19	$1.69	$1.66
Cash distributions(1)			$47,701	$50,798	$8,791	$13,349	$9,768
Cash distributions per unit(1)			$1.70	$1.94	$0.81	$1.23	$0.90
Total assets			$206,173	$198,951	$40,103	$41,454	$38,709
Long-term debt, including current portion			—	—	—	—	100
Total Liabilities			$1,035	$512	$1,233	$4,118	$5,779
Partners’ equity			$205,138	$198,439	$38,870	$37,336	$32,930

(1)	Because of depletion (which is usually higher in the early years of production), a portion of every distribution of revenue from properties represents a return of a limited partner’s original investment. Until a limited partner receives cash distributions equal to his original investment, in certain circumstances, 100% of such distributions may be deemed to be a return of capital. Cash distributions for 2003 include Dorchester Hugoton’s liquidating distribution declared in January 2003. Cash distributions for 2003 and 2004 exclude the fourth quarter distribution declared in January 2004 and 2005 and paid in February 2004 and 2005. Cash distributions for 2004 include the 2003 fourth quarter distribution.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements within the meaning of the federal securities laws.

Statements included in this prospectus which are not historical facts (including any statements concerning plans and objectives of management for future operations or economic performance, or assumptions or forecasts related thereto), are forward-looking statements. These statements can be identified by the use of forward-looking terminology including “may,” “believe,” “will,” “expect,” “anticipate,” “estimate,” “continue” or other similar words. These statements discuss future expectations, contain projections of results of operations or of financial condition or state other “forward-looking” information.

These forward-looking statements are made based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

Because these forward-looking statements involve risks and uncertainties, actual results could differ materially from those expressed or implied by these forward-looking statements for a number of important reasons, including those discussed under “Risk Factors” and elsewhere in this report.

RISK FACTORS

An investment in our common units involves a significant degree of risk, including the risks described below. You should carefully consider the following risk factors, in addition to the other information set forth in this prospectus, before purchasing our common units. Each of these risk factors could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our common units.

If any of the following risks were actually to occur, our business, financial condition or results of operations could be materially adversely affected. In that event, we may be unable to pay distributions to our unitholders. In that event, the trading price of the common units could decline and you could lose all or part of your investment.

Risks Related to Our Business

Our cash distributions are highly dependent on oil and natural gas prices, which have historically been very volatile.

Our quarterly cash distributions depend in significant part on the prices realized from the sale of oil and, in particular, natural gas. Historically, the markets for oil and natural gas have been volatile and may continue to be volatile in the future. Various factors that are beyond our control will affect prices of oil and natural gas, such as:

•	the worldwide and domestic supplies of oil and natural gas;

•	the ability of the members of the Organization of Petroleum Exporting Countries and others to agree to and maintain oil prices and production controls;

•	political instability or armed conflict in oil-producing regions;

•	the price and level of foreign imports;

•	the level of consumer demand;

•	the price and availability of alternative fuels;

•	the availability of pipeline capacity;

•	weather conditions;

•	domestic and foreign governmental regulations and taxes; and

•	the overall economic environment.

Lower oil and natural gas prices may reduce the amount of oil and natural gas that is economic to produce and may reduce our revenues and operating income. The volatility of oil and natural gas prices reduces the accuracy of estimates of future cash distributions to unitholders.

Terrorist attacks on oil and natural gas production facilities, transportation systems and storage facilities could have a material adverse impact on our business.

Oil and natural gas production facilities, transportation systems and storage facilities could be targets of terrorist attacks. These attacks could have a material adverse impact if certain oil and natural gas infrastructure integral to our operations were interrupted, damaged or destroyed, thus preventing the sale of oil and gas.

We do not control operations and development of the Royalty Properties or the properties underlying the Net Profits Interests that the operating partnership does not operate, which could impact the amount of our cash distributions.

Essentially all of the producing properties we acquired from Republic and Spinnaker are royalty interests. As a royalty owner, we do not control the development of these properties or the volumes of oil and natural gas produced from them. The decision to develop these properties, including infill drilling, exploration of horizons deeper or shallower than the currently producing intervals, and application of enhanced recovery techniques will be made by the operator and other working interest owners of each property (including our lessees) and may be influenced by factors beyond our control, including but not limited to oil and natural gas prices, interest rates, budgetary considerations and general industry and economic conditions.

As the owner of a fractional undivided mineral or royalty interest, our ability to influence development of these nonproducing properties is severely limited. Also, since one of our stated business objectives is to avoid the generation of unrelated business taxable income, we are prohibited from participation in the development of our properties as a working interest or other expense-bearing owner. The decision to explore for oil and natural gas on these properties will be made by the operator and other working interest owners of each property (including our lessees) and may be influenced by factors beyond our control, including but not limited to oil and natural gas prices, interest rates, budgetary considerations and general industry and economic conditions.

Our unitholders are not able to influence or control the operation or future development of the properties underlying the Net Profits Interests. The operating partnership is unable to influence significantly the operations or future development of properties that it does not operate. The operating partnership and the other current operators of the properties underlying the Net Profits Interests are under no obligation to continue operating the underlying properties. The operating partnership can sell any of the properties underlying the Net Profits Interests that it operates and relinquish the ability to control or influence operations. Any such sale or transfer must also simultaneously include the Net Profits Interests at a corresponding price. Our unitholders do not have the right to replace an operator.

Our lease bonus revenue depends in significant part on the actions of third parties which are outside of our control.

A significant portion of the Royalty Properties are unleased mineral interests. With limited exceptions, we have the right to grant leases of these interests to third parties. We anticipate receiving cash payments as bonus consideration for granting these leases in most instances. Our ability to influence third parties’ decisions to become our lessees with respect to these nonproducing properties is severely limited, and those decisions may be influenced by factors beyond our control, including but not limited to oil and natural gas prices, interest rates, budgetary considerations and general industry and economic conditions.

The operating partnership may transfer or abandon properties that are subject to the Net Profits Interests.

Our general partner, through the operating partnership, may at any time transfer all or part of the properties underlying the Net Profits Interests. Our unitholders are not entitled to vote on any transfer, however, any such transfer must also simultaneously include the Net Profits Interests at a corresponding price.

The operating partnership or any transferee may abandon any well or property if it reasonably believes that the well or property can no longer produce in commercially economic quantities. This could result in termination of the Net Profits Interests relating to the abandoned well.

Cash distributions are affected by production and other costs, some of which are outside of our control.

The cash available for distribution that comes from our royalty and mineral interests, including the Net Profits Interests, is directly affected by increases in production costs and other costs. Some of these costs are outside our control, including costs of regulatory compliance and severance and other similar taxes. Other expenditures are dictated by business necessity, such as drilling additional wells in response to the drilling activity of others.

Our oil and natural gas reserves and the underlying properties are depleting assets, and there are limitations on our ability to replace them.

Our revenues and distributions depend in large part on the quantity of oil and natural gas produced from properties in which we hold an interest. Our producing oil and natural gas properties over time will all experience declines in production due to depletion of their oil and natural gas reservoirs, with the rates of decline varying by property. Replacement of reserves to maintain production levels requires maintenance, development or exploration projects on existing properties, or the acquisition of additional properties.

The timing and size of any maintenance, development or exploration projects depends on the market prices of oil and natural gas and on other factors beyond our control. Many of the decisions regarding implementation of such projects, including drilling or exploration on any unleased and undeveloped acreage, will be made by third parties. In addition, development possibilities in the Hugoton field are limited by the developed nature of that field and by regulatory restrictions.

Our ability to increase reserves through future acquisitions is limited by restrictions on our use of cash and limited partnership interests for acquisitions and by our general partner’s obligation to use all reasonable efforts to avoid unrelated business taxable income. In addition, the ability of affiliates of our general partner to pursue business opportunities for their own accounts without tendering them to us in certain circumstances may reduce the acquisitions presented to our Partnership for consideration.

Drilling activities on our properties may not be productive, which could have an adverse effect on future results of operations and financial condition.

The operating partnership may undertake drilling activities in limited circumstances on the properties underlying the Net Profits Interests, and third parties may undertake drilling activities on our other properties. Any increases in our reserves will come from such drilling activities or from acquisitions.

Drilling involves a wide variety of risks, including the risk that no commercially productive oil or natural gas reservoirs will be encountered. The cost of drilling, completing and operating wells is often uncertain and drilling operations may be delayed or canceled as a result of a variety of factors, including:

•	pressure or irregularities in formations;

•	equipment failures or accidents;

•	disputes with drill site landowners;

•	unexpected drilling conditions;

•	shortages or delays in the delivery of equipment;

•	adverse weather conditions; and

•	disputes with drill-site owners.

Future drilling activities on our properties may not be successful. If these activities are unsuccessful, this failure could have an adverse effect on our future results of operations and financial condition. In addition, under the terms of the Net Profits Interests, the costs of unsuccessful future drilling on the working interest properties that are subject to the Net Profits Interests will reduce amounts payable to us under the Net Profits Interests by 96.97% of these costs.

Our ability to identify and capitalize on acquisitions is limited by contractual provisions and substantial competition.

Our partnership agreement limits our ability to acquire oil and natural gas properties in the future, especially for consideration other than our limited partnership interests. Because of the limitations on our use of cash for acquisitions and on our ability to accumulate cash for acquisition purposes, we may be required to attempt to effect acquisitions with our limited partnership interests. However, sellers of properties we would like to acquire may be unwilling to take our limited partnership interests in exchange for properties.

Our partnership agreement obligates our general partner to use all reasonable efforts to avoid generating unrelated business taxable income. Accordingly, to acquire working interests we would have to arrange for them to be converted into overriding royalty interests, net profits interests or another type of interest that do not generate unrelated business taxable income in a manner similar to the treatment of Dorchester Hugoton’s properties in the combination. Third parties may be less likely to deal with us than with a purchaser to which such a condition would not apply. These restrictions could prevent us from pursuing or completing business opportunities that might benefit us and our unitholders, particularly unitholders who are not tax-exempt investors.

The duty of affiliates of our general partner to present acquisition opportunities to our Partnership is limited, including pursuant to the terms of the Amended and Restated Business Opportunities Agreement. Accordingly, business opportunities that could potentially be pursued by us might not necessarily come to our attention, which could limit our ability to pursue a business strategy of acquiring oil and natural gas properties.

We compete with other companies and producers for acquisitions of oil and natural gas interests. Many of these competitors have substantially greater financial and other resources than we do.

Any future acquisitions will involve risks that could adversely affect our business, which our unitholders generally will not have the opportunity to evaluate.

Our current strategy contemplates that we may grow through acquisitions. We expect to participate in discussions relating to potential acquisition and investment opportunities. If we consummate any additional acquisitions, our capitalization and results of operations may change significantly and our unitholders will not have the opportunity to evaluate the economic, financial and other relevant information that we will consider in connection with the acquisition, unless the terms of the acquisition require approval of our unitholders. Additionally, our unitholders will bear 100% of the dilution from issuing new common units while receiving essentially 96% of the benefit as 4% of the benefit goes to our General Partner.

Acquisitions and business expansions involve numerous risks, including assimilation difficulties, unfamiliarity with new assets or new geographic areas and the diversion of management’s attention from other business concerns. In addition, the success of any acquisition will depend on a number of factors, including the ability to estimate accurately the recoverable volumes of reserves, rates of future production and future net revenues attributable to reserves and to assess possible environmental liabilities. Our review and analysis of properties prior to any acquisition will be subject to uncertainties and, consistent with industry practice, may be limited in scope. We may not be able to successfully integrate any oil and natural gas properties that we acquire into our operations or we may not achieve desired profitability objectives.

A natural disaster or catastrophe could damage pipelines, gathering systems and other facilities that service our properties, which could substantially limit our operations and adversely affect our cash flow.

If gathering systems, pipelines or other facilities that serve our properties are damaged by any natural disaster, accident, catastrophe or other event, our income could be significantly interrupted. Any event that interrupts the production, gathering or transportation of our oil and natural gas, or which causes us to share in significant expenditures not covered by insurance, could adversely impact the market price of our limited partnership units and the amount of cash available for distribution to our unitholders. We do not carry business interruption insurance.

The vast majority of the properties subject to the Net Profits Interests are geographically concentrated, which could cause net proceeds payable under the Net Profits Interests to be impacted by regional events.

The vast majority of the properties subject to the Net Profits Interests are all natural gas properties that are located almost exclusively in the Hugoton field in Oklahoma and Kansas. Because of this geographic concentration, any regional events, including natural disasters, that increase costs, reduce availability of equipment or supplies, reduce demand or limit production may impact the net proceeds payable under the Net Profits Interests more than if the properties were more geographically diversified.

The number of prospective natural gas purchasers and methods of delivery are considerably less than would otherwise exist from a more geographically diverse group of properties. As a result, natural gas sales after gathering and compression tend to be sold to one buyer in each state, thereby increasing credit risk.

Under the terms of the Net Profits Interests, much of the economic risk of the underlying properties is passed along to us.

Under the terms of the Net Profits Interests, virtually all costs that may be incurred in connection with the properties, including overhead costs that are not subject to an annual reimbursement limit, are deducted as production costs or excess production costs in determining amounts payable to us. Therefore, we bear 96.97% of the costs of the working interest properties, and if costs exceed revenues, we do not receive any payments under the Net Profits Interests.

In addition, although we would never have to pay costs relative to the burdened properties if they exceeded revenues, the terms of the Net Profits Interests provide for such excess costs to be accumulated and charged in future periods, which could result in our not receiving any payments under the Net Profits Interests until all prior uncharged costs have been recovered by the operating partnership.

Damage claims associated with the production and gathering of our oil and natural gas properties could affect our cash flow.

The operating partnership owns and operates the gathering system and compression facilities acquired from Dorchester Hugoton. Casualty losses or damage claims from these operations would be production costs under the terms of the Net Profits Interests and could adversely affect our cash flow.

We may indirectly experience costs from repair or replacement of aging equipment.

Some of the operating partnership’s current working interest wells were drilled and have been producing since prior to 1954. The 132-mile Oklahoma gas pipeline gathering system acquired from Dorchester Hugoton was originally installed in or about 1948, and because of its age is in need of periodic repairs and upgrades. Should major components of this system require significant repairs or replacement, the operating partnership may incur substantial capital expenditures in the operation of the Oklahoma properties previously owned by Dorchester Hugoton prior to the consummation of the combination, which, as production costs, would reduce our cash flow from these properties.

Our cash flow is subject to operating hazards and unforeseen interruptions for which we may not be fully insured.

Neither we nor the operating partnership are fully insured against certain of these risks, either because such insurance is not available or because of high premium costs. Operations that affect the properties are subject to all of the risks normally incident to the oil and natural gas business, including blowouts, cratering, explosions and pollution and other environmental damage, any of which could result in substantial decreases in the cash flow from our overriding royalty interests and other interests due to injury or loss of life, damage to or destruction of wells, production facilities or other property, clean-up responsibilities, regulatory investigations and penalties and suspension of operations. Any uninsured costs relating to the properties underlying the Net Profits Interests will be deducted as a production cost in calculating the net proceeds payable to us.

Governmental policies, laws and regulations could have an adverse impact on our business and cash distributions.

Our business and the properties in which we hold interests are subject to federal, state and local laws and regulations relating to the oil and natural gas industry as well as regulations relating to safety matters. These laws and regulations can have a significant impact on production and costs of production. For example, both Oklahoma and Kansas, where properties that are subject to the Net Profits Interests are located, have the ability, directly or indirectly, to limit production from those properties, and such limitations or changes in those limitations could negatively impact us in the future.

As another example, Oklahoma regulations currently require administrative hearings to change the concentration of gas production wells from one well for each 640 acres in the Guymon-Hugoton field (the location of former Dorchester Hugoton properties). Previously, certain interested parties have sought regulatory changes in Oklahoma for “infill,” or increased density, drilling similar to that which is available in Kansas, which allows one well for each 320 acres. Should Oklahoma change its existing regulations to readily permit infill drilling, it is possible that a number of producers will commence increased density drilling in areas adjacent to the properties in Oklahoma that are subject to the Net Profits Interests. If the operating partnership, or other operators of our properties do not do the same, our production levels relating to these properties may decrease or mineral owners may demand increased density drilling. Capital expenditures relating to increased density on the properties underlying the Net Profits Interests would be deducted from amounts payable to us under the Net Profits Interests.

Environmental costs and liabilities and changing environmental regulation could affect our cash flow.

As with other companies engaged in the ownership and production of oil and natural gas, we always expect to have some risk of exposure to environmental costs and liabilities because the costs associated with environmental compliance or remediation could reduce the amount we would receive from our properties. The properties in which we hold interests are subject to extensive federal, state, tribal and local regulatory requirements relating to environmental affairs, health and safety and waste management. Governmental authorities have the power to enforce compliance with applicable regulations and permits, which could increase production costs on our properties and affect their cash flow. Third parties may also have the right to pursue legal actions to enforce compliance. It is likely that expenditures in connection with environmental matters, as part of normal capital expenditure programs, will affect the net cash flow from our properties. Future environmental law developments, such as stricter laws, regulations or enforcement policies, could significantly increase the costs of production from our properties and reduce our cash flow.

Our oil and gas reserve data and future net revenue estimates are uncertain.

Estimates of proved reserves and related future net revenues are projections based on engineering data and reports of independent consulting petroleum engineers hired for that purpose. The process of estimating reserves requires substantial judgment, resulting in imprecise determinations. Different reserve engineers may make different estimates of reserve quantities and related revenue based on the same data. Therefore, those estimates should not be construed as being accurate estimates of the current market value of our proved reserves. If these estimates prove to be inaccurate, our business may be adversely affected by lower revenues. We are affected by changes in oil and natural gas prices. Oil prices and natural gas prices may experience inverse price changes.

Risks Inherent In An Investment In Our Common Units

Cost reimbursement due our general partner may be substantial and reduce our cash available to distribute to our unitholders.

Prior to making any distribution on the common units, we reimburse our general partner and its affiliates for reasonable costs and expenses of management. The reimbursement of expenses could adversely affect our ability to pay cash distributions to our unitholders. Our general partner has sole discretion to determine the amount of these expenses, subject to the annual limit of 5% of an amount primarily based on our distributions to partners for that fiscal year. The annual limit includes carry-forward and carry-back features, which could allow costs in a year to exceed what would otherwise be the annual reimbursement limit. In addition, our general partner and its affiliates may provide us with other services for which we will be charged fees as determined by our general partner.

Our net income as reported for tax and financial statement purposes may differ significantly from our cash flow that is used to determine cash available for distributions.

Net income as reported for financial statement purposes is presented on an accrual basis in conformity with accounting principles generally accepted in the United States of America. Unitholder K-1 tax statements are calculated based on applicable tax conventions, and taxable income as calculated for each year will be allocated among unitholders who hold units on the last day of each month. Distributions, however, are calculated on the basis of actual cash receipts, changes in cash reserves, and disbursements during the relevant reporting period. Consequently, due to timing differences between the receipt of proceeds of production and the point in time at which the production giving rise to those proceeds actually occurs, net income reported on our financial statements and on unitholder K-1’s will not reflect actual cash distributions during that reporting period.

Our unitholders have limited voting rights and do not control our general partner, and their ability to remove our general partner is limited.

Our unitholders have only limited voting rights on matters affecting our business. The general partner of our general partner manages our activities. Our unitholders only have the right to annually elect the managers comprising the Advisory Committee of the Board of Managers of the general partner of our general partner. Our unitholders do not have the right to elect the other managers of the general partner of our general partner, on an annual or any other basis.

Our general partner may not be removed as our general partner except upon approval by the affirmative vote of the holders of at least a majority of our outstanding common units (including common units owned by our general partner and its affiliates), subject to the satisfaction of certain conditions. Our general partner and its affiliates do not own sufficient common units to be able to prevent its removal as general partner, but they do own sufficient common units to make the removal of our general partner by other unitholders difficult.

These provisions may discourage a person or group from attempting to remove our general partner or acquire control of us without the consent of our general partner. As a result of these provisions, the price at which our common units trade may be lower because of the absence or reduction of a takeover premium in the trading price.

The control of our general partner may be transferred to a third party without unitholder consent.

Our general partner has agreed not to withdraw voluntarily as our general partner on or before December 31, 2010 (with limited exceptions), unless the holders of at least a majority of our outstanding common units (excluding common units owned by our general partner and its affiliates) approve the withdrawal. However, the general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of our unitholders. Other than some transfer restrictions agreed to among the owners of our general partner relating to their interests in our general partner, there is no restriction in our partnership agreement or otherwise for the benefit of our limited partners on the ability of the owners of our general partner to transfer their ownership interests to a third party. The new owner of the general partner would then be in a position to replace the management of our Partnership with its own choices.

Our general partner and its affiliates have conflicts of interests, which may permit our general partner and its affiliates to favor their own interests to the detriment of unitholders.

We and our general partner and its affiliates share, and therefore compete for, the time and effort of general partner personnel who provide services to us. Officers of our general partner and its affiliates do not, and are not required to, spend any specified percentage or amount of time on our business. In fact, our general partner has a duty to manage our Partnership in the best interests of our unitholders, but it also has a duty to operate its business for the benefit of its partners. Some of our officers are also involved in management and ownership roles in other oil and natural gas enterprises and have similar duties to them and devote time to their businesses. Because these shared officers function as both our representatives and those of our general partner and its affiliates and of third parties, conflicts of interest could arise between our general partner and its affiliates, on the one hand, and us or our unitholders, on the other, or between us or our unitholders on the one hand and the third parties for which our officers also serve management functions. As a result of these conflicts, our general partner and its affiliates may favor their own interests over the interests of unitholders.

We may issue additional securities, diluting our unitholders’ interests.

We can and may issue additional common units and other capital securities representing limited partnership units, including options, warrants, rights, appreciation rights and securities with rights to distributions and allocations or in liquidation equal or superior to the securities described in this document, however, a majority of the unitholders must approve such issuance if (i) the partnership securities to be issued will have greater rights or powers than our common units or (ii) if after giving effect to such issuance, such newly issued partnership securities represent over 20% of the outstanding limited partnership interests.

If we issue additional common units, it will reduce our unitholders’ proportionate ownership interest in us. This could cause the market price of the common units to fall and reduce the per unit cash distributions paid to our unitholders. In addition, if we issued limited partnership units with voting rights superior to the common units, it could adversely affect our unitholders’ voting power.

Our unitholders may not have limited liability in the circumstances described below and may be liable for the return of certain distributions.

Under Delaware law, our unitholders could be held liable for our obligations to the same extent as a general partner if a court determined that the right of unitholders to remove our general partner or to take other action under our partnership agreement constituted participation in the “control” of our business.

The general partner generally has unlimited liability for the obligations of our Partnership, such as its debts and environmental liabilities, except for those contractual obligations of our Partnership that are expressly made without recourse to the general partner.

In addition, Section 17-607 of the Delaware Revised Uniform Limited Partnership Act provides that, under certain circumstances, a unitholder may be liable for the amount of distribution for a period of three years from the date of distribution.

Because we conduct our business in various states, the laws of those states may pose similar risks to our unitholders. To the extent to which we conduct business in any state, our unitholders might be held liable for our obligations as if they were general partners if a court or government agency determined that we had not complied with that state’s partnership statute, or if rights of unitholders constituted participation in the “control” of our business under that state’s partnership statute. In some of the states in which we conduct business, the limitations on the liability of limited partners for the obligations of a limited partnership have not been clearly established.

We are dependent upon key personnel, and the loss of services of any of our key personnel could adversely affect our operations.

Our continued success depends to a considerable extent upon the abilities and efforts of the senior management of our general partner, particularly William Casey McManemin, its Chief Executive Officer, James E. Raley, its Chief Operating Officer, and H. C. Allen, Jr., its Chief Financial Officer. The loss of the services of any of these key personnel could have a material adverse effect on our results of operations. We have not obtained insurance or entered into employment agreements with any of these key personnel.

We are dependent on service providers who assist us with providing Schedule K-1 tax statements to our unitholders.

There are a very limited number of service firms that currently perform the detailed computations needed to provide each unitholder with estimated depletion and other tax information to assist the unitholder in various United States income tax computations. There are also very few publicly traded limited partnerships that need these services. As a result, the future costs and timeliness of providing Schedule K-1 tax statements to our unitholders is uncertain.

Tax Risks

For a general discussion of the material United States federal income tax consequences of an investment in our common units, see “Material United States Federal Income Tax Consequences.”

We have not received a ruling or assurances from the IRS or any state or local taxing authority on any matters affecting us.

We have not requested, and will not request, any ruling from the Internal Revenue Service, or IRS, or any state or local taxing authority with respect to owning and disposing of our common units or any other matter. Accordingly, the IRS or other taxing authority may propose positions that differ from the conclusions expressed by our counsel in this document or the positions taken by us in the absence of an opinion of counsel. It may be necessary to resort to administrative or court proceedings in an effort to sustain some or all of those conclusions or positions, and some or all of those conclusions or positions ultimately may not be sustained. Our unitholders and general partner will bear, directly or indirectly, the costs of any contest with the IRS or other taxing authority.

We will be subject to federal income tax if we are classified as a corporation and not as a partnership for federal income tax purposes.

As stated above, we have not requested, and will not request, any ruling from the IRS as to our status as a partnership for federal income tax purposes, and our counsel’s opinion is not binding on the IRS. If the IRS were to challenge our federal income tax status, such a challenge could result in an audit of your entire tax return and adjustments to items on that tax return that are unrelated to your ownership of our common units. In addition, you would bear the cost of any expenses incurred in connection with an examination of your personal tax return.

If we were taxable as a corporation for federal income tax purposes in any taxable year, our income, gain, losses and deductions would be reflected on our tax return rather than being passed through proportionately to you, and our net income would be taxed at corporate rates. In addition, some or all of the distributions made to you would be treated as dividend income without offset for depletion, and distributions would be reduced as a result of the federal, state and local taxes paid by us.

The IRS could reallocate items of income, gain, deduction and loss between transferors and transferees of common units if the IRS does not accept our monthly convention for allocating such items.

In general, each of our items of income, gain, loss and deduction will, for federal income tax purposes, be determined annually, and one twelfth of each annual amount will be allocated to those unitholders who hold common units on the last business day of each month in that year. In certain circumstances we may make these allocations in connection with extraordinary or nonrecurring events on a more frequent basis. As a result, transferees of our common units may be allocated items of our income, gain, loss and deduction realized by us prior to the date of their acquisition of our common units. There is no specific authority addressing the utilization of this method of allocating items of income, gain, loss and deduction by a publicly traded partnership such as us between transferors and transferees of its common units. If this method is determined to be an unreasonable method of allocation, our income, gain, loss and deduction would be reallocated among our unitholders and our general partner, and you may have more taxable income or less taxable loss. Our general partner is authorized to revise our method of allocation between transferors and transferees, as well as among our other unitholders whose common units otherwise vary during a taxable period, to conform to a method permitted or required by the Internal Revenue Code and the regulations or rulings promulgated thereunder.

You may not be able to deduct losses attributable to your common units.

Any losses relating to your common units will be losses related to portfolio income and your ability to use such losses may be limited.

Your partnership tax information may be audited.

We will furnish you with a Schedule K-1 tax statement that sets forth your allocable share of income, gains, losses and deductions. In preparing this schedule, we will use various accounting and reporting conventions and various depreciation and amortization methods we have adopted. This schedule may not yield a result that conforms to statutory or regulatory requirements or to administrative pronouncements of the IRS. Further, our tax return may be audited, and any such audit could result in an audit of your individual income tax return as well as increased liabilities for taxes because of adjustments resulting from the audit. An audit of your return also could be triggered if the tax information relating to your common units is not consistent with the Schedule K-1 that we are required to provide to the IRS.

You may have more taxable income or less taxable loss with respect to your common units if the IRS does not respect our method for determining the adjusted tax basis of your common units.

We have adopted a reporting convention that will enable you to track the basis of your individual common units or unit groups and use this basis in calculating your basis adjustments under section 743 of the Internal Revenue Code and gain or loss on the sale of common units. This method does not comply with an IRS ruling that requires a portion of the combined tax basis of all common units to be allocated to each of the common units owned by you upon a sale or disposition of less than all of the common units and may be challenged by the IRS. If such a challenge is successful, you may have to recognize more taxable income or less taxable loss with respect to common units disposed of and common units you continue to hold.

Tax-exempt investors may recognize unrelated business taxable income.

Generally, unrelated business taxable income, or UBTI, can arise from a trade or business unrelated to the exempt purposes of the tax-exempt entity that is regularly carried on by either the tax-exempt entity or a partnership in which the tax-exempt entity is a partner. However, UBTI does not apply to interest income, royalties (including overriding royalties) or net profits interests, whether the royalties or net profits are measured by production or by gross or taxable income from the property. Pursuant to the provisions of our partnership agreement, our general partner shall use all reasonable efforts to prevent us from realizing income that would constitute UBTI. In addition, our general partner is prohibited from incurring certain types and amounts of indebtedness and from directly owning working interests or cost bearing interests and, in the event that any of our assets become working interests or cost bearing interests, is required to assign such interests to the operating partnership subject to the reservation of an overriding royalty interest. However, it is possible that we may realize income that would constitute UBTI.

You may not be entitled to deductions for percentage depletion with respect to our oil and natural gas interests.

You will be entitled to deductions for the greater of either cost depletion or (if otherwise allowable) percentage depletion with respect to the oil and natural gas interests owned by us. However, percentage depletion is generally available to you only if you qualify under the independent producer exemption contained in the Internal Revenue Code. For this purpose, an independent producer is a person not directly or indirectly involved in the retail sale of oil, natural gas, or derivative products or the operation of a major refinery. If you do not qualify under the independent producer exemption, you generally will be restricted to deductions based on cost depletion.

You may have more taxable income or less taxable loss on an ongoing basis if the IRS does not accept our method of allocating depletion deductions.

The Internal Revenue Code requires that income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for a partnership interest in the partnership must be allocated so that the contributing partner is charged with, or benefits from, gain or unrealized loss, referred to as “Built-in Gain” and “Built-in Loss,” respectively, associated with the property at the time of its contribution to the partnership. Our Partnership Agreement provides that the adjusted tax basis of the oil and natural gas properties contributed to us is allocated to the contributing partners for the purpose of separately determining depletion deductions. Any gain or loss resulting from the sale of property contributed to us will be allocated to the partners that contributed the property, in proportion to their percentage interest in the contributed property, to take into account any Built-in Gain or Built-in Loss. This method of allocating Built-in Gain and Built-in Loss is not specifically permitted by the Treasury Regulations, and the IRS may challenge this method. Such a challenge, if successful, could cause you to recognize more taxable income or less taxable loss on an ongoing basis in respect of your common units.

You may have more taxable income or less taxable loss on an ongoing basis if the IRS does not accept our method of determining a common unitholder’s share of the basis of partnership property.

Our general partner utilizes a method of calculating each unitholder’s share of the basis of partnership property that results in an aggregate basis for depletion purposes that reflects the purchase price of common units as paid by the unitholder. This method is not specifically authorized under applicable Treasury regulations, and the IRS may challenge this method. Such a challenge, if successful, could cause you to recognize more taxable income or less taxable loss on an ongoing basis in respect of your common units.

The ratio of the amount of taxable income that will be allocated to you to the amount of cash that will be distributed to you is uncertain and cash distributed to you may not be sufficient to pay tax on the income we allocate to you.

The amount of taxable income realized by you will be dependent upon a number of factors including: (i) the amount of taxable income recognized by us; (ii) the amount of any gain recognized by us that is attributable to specific asset sales that may be wholly or partially attributable to Built-in Gain and the resulting allocation of such gain to you, depending on the asset being sold; (iii) the amount of basis adjustment pursuant to the Internal Revenue Code available to you based on the purchase price for any common units and the amount by which such price was greater or less than your proportionate share of inside tax basis of our assets attributable to the common units when the common units were purchased; and (iv) the method of depletion available to you. Therefore, it is not possible for us to predict the ratio of the amount of taxable income that will be allocated to you to the amount of cash that will be distributed to you.

You may lose your status as a partner of our Partnership for federal income tax purposes if you lend our common units to a short seller to cover a short sale of such common units.

If you loan your common units to a short seller to cover a short sale of common units you may be considered as having disposed of your ownership of those common units for federal income tax purposes. If so, you would no longer be a partner of our Partnership for tax purposes with respect to those common units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period, any of our income, gain, loss or deduction with respect to those common units would not be reportable by you, and any cash distributions received by you for those common units would be fully taxable and may be treated as ordinary income. Our counsel is not rendering an opinion regarding the treatment of a unitholder whose common units are loaned to a short seller.

If we are not notified (either directly or through a broker) of a sale or other transfer of common units, some distributions and federal income tax information or reports with respect to such units may not be provided to the purchaser or other transferee of the units and may instead continue to be provided to the original transferor.

If our transfer agent or any other nominee holding common units on behalf of a partner is not timely notified, and a proper transfer of ownership is not recorded on the appropriate books and records, of a sale or other transfer of common units, some distributions and federal income tax information or reports with respect to these common units may not be made or provided to the transferee of the units and may instead continue to be made or provided to the original transferor. Notwithstanding a transferee’s failure to receive distributions and federal income tax information or reports from us with respect to these units, the IRS may contend that such transferee is a partner for federal income tax purposes and that some allocations of income, gain, loss or deduction by us should have been reported by such transferee. Alternatively, the IRS may contend that the transferor continues to be a partner for federal income tax purposes and that allocations of income, gain, loss or deduction by us should have been reported by such transferor. If the transferor is not treated as a partner for federal income tax purposes, any cash distributions received by such transferor with respect to the transferred units following the transfer would be fully taxable as ordinary income to the transferor. As there is no direct authority addressing the ownership of our common units by these persons and their status as partners, counsel’s opinion does not extend to the federal income tax consequences of these persons.

A sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period could result in adverse tax consequences to you.

We will terminate for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. A termination would result in the closing of our taxable year for you. As a result, if you have a different taxable year than we have, you may be required to include your allocable share of our income, gain, loss, deduction, credits and other items from both the taxable year ending prior to the year of our termination and the short taxable year ending at the time of our termination in the same taxable year. A termination also could result in penalties if we were unable to determine that the termination occurred.

Foreign, state and local taxes could be withheld on amounts otherwise distributable to you.

You may be required to file tax returns and be subject to tax liability in the foreign, state or local jurisdictions where you reside and in each state or local jurisdiction in which we have assets or otherwise do business. We also may be required to withhold state income tax from distributions otherwise payable to you and state income tax may be withheld by others on royalty payments to us. Withholding tax laws are in place in various states, including Oklahoma, Louisiana and New Mexico, that may impose withholding taxes on us or on our unitholders.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

This section is a summary of the material United States federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States and, unless otherwise noted in the following discussion, is the opinion of Thompson & Knight L.L.P., counsel to the general partner and us, as of the date hereof. This section is based upon current provisions of the Internal Revenue Code, existing and proposed regulations and current administrative rulings and court decisions, all of which are subject to change, possibly with retroactive effect. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below.

For the reasons described below, counsel is not rendering an opinion with respect to the following specific United States federal income tax issues:

•

the treatment of assignors and assignees of common units if our transfer agent or other nominee holding common units on behalf of such assignors or assignees are not timely notified of the transfer (see “—Classification of Unitholders and Assignees for Federal Income Tax Purposes”);

•

the validity of our Partnership’s monthly convention for allocating taxable income and loss between transferors and transferees of our common units (see “—Tax Allocations by Us to Unitholders—Allocations between Transferors and Transferees”);

•

the validity of our Partnership’s method for allocating depletion deductions with respect to contributed mineral properties (see “—Tax Allocations by Us to Unitholders—Tax Allocations with Respect to Book-Tax Difference on Contributed Properties”);

•	the availability and extent of percentage depletion deductions to the holders of our common units (see “—Partnership Income, Gains/Losses and Depletion”);

•	the validity of our Partnership’s adoption of a convention that will enable you to track the basis of your individual common units or unit groups (see “—Disposition of Our Common Units”);

•	the treatment of a unitholder of our Partnership whose common units are loaned to a short seller to cover a short sale of those common units (see “—Treatment of Short Sales”); and;

•	the validity of our Partnership’s depletion, depreciation and amortization deductions relating to adjustments under Section 743(b) of the Internal Revenue Code (see “—Section 754 Election”).

This discussion focuses on individual partners who are citizens or residents of the United States and, except as otherwise provided, has only limited application to corporations, partnerships, limited liability companies, estates, trusts, nonresident aliens, or other partners subject to specialized tax treatment, including, without limitation, individual retirement and other tax-deferred accounts, banks and other financial institutions, insurance companies, tax-exempt organizations, dealers, brokers or traders in securities or currencies, persons subject to the alternative minimum tax, persons who hold their partnership interests as part of a straddle, hedging, synthetic security, conversion transaction or other integrated investment consisting of the partnership interests and one or more other investments, persons whose functional currency is other than the United States dollar, persons who received their partnership interests as compensation in connection with the performance of services or on exercise of options received as compensation in connection with the performance of services and persons eligible for tax treaty benefits.

The discussion does not intend to be exhaustive of all possible tax considerations. For example, the discussion does not contain a description of any state, local or foreign tax considerations (except where otherwise specifically noted in this document). In addition, the summary discussion is intended to address only those United States federal income tax consequences that are generally applicable to a United States partner who holds its common units as a capital asset, and it does not discuss all aspects of United States federal income taxation that might be relevant to a specific United States partner in light of particular investment or tax circumstances.

The information in the discussion is based on the federal income tax laws as of the date of this document, which include:

•	the Internal Revenue Code;

•	current, temporary and proposed Treasury regulations promulgated under the Internal Revenue Code;

•	the legislative history of the Internal Revenue Code;

•

current administrative interpretations and practices of the Internal Revenue Service, or IRS, (including its practices and policies as expressed in private letter rulings, which are not binding on the IRS except with respect to a taxpayer that receives such a ruling); and

•	court decisions.

No ruling has been or will be requested from the IRS regarding any matter affecting our Partnership or its partners. Accordingly, the opinions and statements made in this discussion may not be sustained by a court if contested by the IRS. Furthermore, there is a risk that future legislation, Treasury regulations, administrative interpretations or court decisions will significantly change the current law or adversely affect existing interpretations of the federal income tax laws. Any change could apply retroactively to transactions preceding the date of the change.

The discussion is not intended to be, and should not be construed as, tax advice. Therefore, each partner is urged to consult with its tax advisor to determine the United States federal, state, local and foreign tax consequences of the ownership of our common units, including the particular facts and circumstances that may be unique to the partner.

Classification of Our Partnership as a Partnership for Federal Income Tax Purposes

The Treasury regulations provide that a domestic business entity not otherwise classified as a corporation with at least two members will be classified as a partnership for federal income tax purposes, unless it elects to be classified as an association taxable as a corporation. We have not made, and will not make, an election to be classified as an association taxable as a corporation. Therefore, subject to the discussion below with respect to publicly traded partnerships, we are treated as a partnership for federal income tax purposes and will not be a taxable entity subject to federal income tax. Instead, each of our unitholders is required to take into account its allocable share of our items of income, gain, loss, deduction and credit in computing its federal income tax liability, even if no cash distributions are made. Distributions by us to a unitholder generally are not taxable unless the amount of cash distributed is in excess of the unitholder’s adjusted tax basis in its common units.

However, Section 7704 of the Internal Revenue Code provides that a publicly traded partnership will be taxed as a corporation, unless a certain percentage of its income consists of qualifying income. A partnership constitutes a publicly traded partnership if the interests in the partnership are traded on an established securities market. Because our common units are traded on The NASDAQ National Market System, we are a publicly traded partnership for federal income tax purposes.

A publicly traded partnership will not be taxed as a corporation if 90% or more of the partnership’s gross income for every taxable year consists of qualifying income. Qualifying income includes income and gains from the exploration, development, mining or production, processing, refining, transportation or marketing of any mineral or natural resource. Gains from the sale of an asset used in the production of this type of income also will be qualifying income. We anticipate that at least 90% of our income will constitute income from interests in oil and natural gas properties, including royalties and net profits interests. Based upon and subject to this estimate, our factual representations made and a review of the applicable legal authorities, counsel is of the opinion that more than 90% of our gross income will constitute qualifying income.

No ruling has been or will be sought from the IRS and the IRS has made no determination as to our status for federal income tax purposes. Instead, we will rely on the opinion of counsel that, based upon the Internal

Revenue Code, applicable regulations, published revenue rulings and court decisions and the representations described below, we will continue to be classified as a partnership and will not be taxed as a corporation for federal income tax purposes. In rendering its opinion, counsel is relying on the following factual representations made by us:

•	we will not elect to be treated as an association taxable as a corporation; and

•

for each taxable year, more than 90% of our gross income will constitute income that counsel has opined or will opine is qualifying income within the meaning of Section 7704(d) of the Internal Revenue Code.

If we fail to meet the qualifying income exception, other than a failure which is determined by the IRS to be inadvertent and which is cured within a reasonable time after discovery, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the qualifying income exception, in return for stock in that corporation, and then distributed that stock to our unitholders and the general partner in liquidation of their common units and partnership interests in our Partnership. This contribution and liquidation should be tax-free to our unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

If we were taxable as a corporation in any taxable year, either as a result of a failure to meet the qualifying income requirement or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to our unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as either taxable dividend income to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in our common units, or taxable capital gain, after the unitholder’s tax basis in our common units is reduced to zero. Accordingly, taxation of our Partnership as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of our common units.

The discussion below is based on the conclusion that we will be classified as a partnership for federal income tax purposes and will not be taxed as a corporation under Section 7704 of the Internal Revenue Code.

Classification of Unitholders and Assignees for Federal Income Tax Purposes

Our unitholders generally are treated as partners of our Partnership for federal income tax purposes, including those unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units.

If our transfer agent or any other nominee holding common units on behalf of a partner is not timely notified, and a proper transfer of ownership is not recorded on the appropriate books and records, of a sale or other transfer of common units, some distributions and federal income tax information or reports with respect to these common units may not be made or provided to the transferee of the units and may instead continue to be made or provided to the original transferor. Notwithstanding a transferee’s failure to receive distributions and federal income tax information or reports from us with respect to these units, the IRS may contend that such transferee is a partner for federal income tax purposes and that some allocations of income, gain, loss or deduction by us should have been reported by such transferee.

Alternatively, the IRS may contend that the transferor continues to be a partner for federal income tax purposes and that allocations of income, gain, loss or deduction by us should have been reported by such transferor. If the transferor is not treated as a partner for federal income tax purposes, any cash distributions received by such transferor with respect to the transferred units following the transfer would be fully taxable as ordinary income to the transferor. As there is no direct authority addressing the ownership of our common units by these persons and their status as partners, counsel’s opinion does not extend to the federal income tax consequences of these persons.

A beneficial owner of common units whose common units have been transferred to a short seller to complete a short sale would appear to lose its status as a partner with respect to those common units for federal income tax purposes. See “—Treatment of Short Sales.”

Income, gain, deduction or losses would not be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore be fully taxable as ordinary income. We urge each current and prospective unitholder of our Partnership to consult its tax advisor with respect to its status as a partner in our Partnership for federal income tax purposes.

Tax Allocations by Us to Unitholders

In General

Each unitholder of our Partnership is required to report on its income tax return its allocable share of our income, gains, losses, deductions and credits. Each unitholder of our Partnership is required to include these items on its federal income tax return even if the unitholder has not received any cash distributions from us. For each taxable year, we will be required to furnish each unitholder of our Partnership with a Schedule K-1 tax statement that sets forth the unitholder’s share of any of our income, gains, losses, deductions and credits. Our Partnership itself is not required to pay any federal income tax.

Allocations of Income, Gain, Loss and Deductions

Our partnership agreement generally provides that our net income and net losses will be allocated to the unitholders and our general partner in accordance with their percentage interests.

Under Section 704(b) of the Internal Revenue Code, our allocation of any item of income, gain, loss or deduction to a unitholder will be given effect for federal income tax purposes so long as it has substantial economic effect, or is otherwise in accordance with the unitholder’s interest in our Partnership. If an allocation of an item does not satisfy this standard, it will be reallocated among the unitholders and our general partner on the basis of their respective interests in our Partnership, taking into account all facts and circumstances. Except as provided in “—Allocations between Transferors and Transferees” and “—Tax Allocations with Respect to Book-Tax Difference on Contributed Properties,” counsel is of the opinion that the allocations under our partnership agreement will be given effect for federal income tax purposes in determining a unitholder’s allocable share of an item of income, gain, loss or deduction.

Allocations between Transferors and Transferees

In general, each of our items of income, gain, loss and deduction will, for federal income tax purposes, be determined annually and one twelfth of each annual amount will be allocated to those unitholders who hold common units on the last business day of each month in that year. As a result, a unitholder who acquires its common units in the open market may be allocated our items of income, gain, loss and deduction realized by us prior to the date of acquisition. However, in certain circumstances we may make these allocations in connection with extraordinary or nonrecurring events on a more frequent basis.

Due to the absence of specific authority on the utilization of the above method of allocation by a publicly traded limited partnership such as our Partnership, counsel is unable to opine on the validity of this method of allocating our income, gain, loss and deduction between the transferors and the transferees of our common units. The risk to unitholders if this method is determined to be an unreasonable method of allocation is that our income, gain, loss and deduction would be reallocated among the unitholders and our general partner. This reallocation could cause unitholders to have more or less income or deductions than that reported. Our general partner is authorized to revise the method of allocation between transferors and transferees, as well as among unitholders whose common units otherwise vary during a taxable period, to conform to a method permitted or required by the Internal Revenue Code and applicable regulations or rulings.

We urge a unitholder who transfers or acquires common units to consult with its tax advisor with respect to the proper reporting of its allocable share of our items of income, gain, loss and deduction during the month in which the common units are acquired or transferred.

Tax Allocations with Respect to Book-Tax Difference on Contributed Properties

Pursuant to Section 704(c) of the Internal Revenue Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for a partnership interest in the partnership must be allocated so that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of its contribution to the partnership. The amount of unrealized gain or unrealized loss is generally equal to the difference between the property’s fair market value and its adjusted tax basis at the time of the initial contribution and is referred to as Built-in Gain and Built-in Loss, respectively. If property with Built-in Gain or Built-in Loss is sold by the partnership, then the gain or loss recognized by the partnership is required to be allocated to the contributing partner in an amount that takes into account the Built-in Gain or Built-in Loss.

The Treasury regulations require a partnership to make allocations under Section 704(c) of the Internal Revenue Code using any reasonable method consistent with the provisions of Section 704(c) of the Internal Revenue Code and describe three different methods for taking any Built-in Gain or Built-in Loss into account that are presumed to be reasonable for purposes of Section 704(c) of the Internal Revenue Code. The Treasury regulations also provide that other methods may be reasonable in appropriate circumstances.

Under Section 613A(c)(7)(D) of the Internal Revenue Code, tax depletion on oil and natural gas property held by a partnership is computed separately by each partner outside the partnership based on the partner’s share of the partnership’s adjusted basis in the depletable properties. Gain or loss on the disposition of a depletable property is computed separately by each partner outside of the partnership based on its share of the partnership’s amount realized and adjusted tax basis in the property. Our partnership agreement provides that the adjusted tax basis of the oil and natural gas properties contributed to us will be allocated to the contributing partners for the purposes of separately determining depletion deductions, and any gain or loss recognized by us on the disposition of contributed property will be allocated to the contributing partners to the extent of any remaining Built-in Gain or Built-in Loss. This method of allocating Built-in Gain and Built-in Loss is not one of the three methods set forth in the Treasury regulations. However, we believe that the above method should be respected as reasonable and consistent with the underlying purposes of Section 704(c) of the Internal Revenue Code.

When the IRS issued the final Treasury regulations under Section 704(c) of the Internal Revenue Code, it acknowledged that the method used by us was used in the oil and natural gas industry and may be reasonable in appropriate situations. However, the IRS did not include this method as a specific reasonable method in the final Treasury regulations because the method was not a generally applicable method. Despite not including it as a specific reasonable method in the final Treasury regulations, the IRS has issued private letter rulings acknowledging that this method is reasonable under the facts of those rulings. A private letter ruling may not be relied on by any taxpayer other than the taxpayer to whom the ruling was issued. Accordingly, counsel is unable to opine on the validity of this method of allocating Built-in Gain and Built-in Loss. However, private letter rulings are indicative of the position of the IRS on the issues addressed in the rulings. Despite these prior rulings, there is no assurance that the IRS will not change its position and challenge the method used by us. Such a challenge, if successful, could cause one or more unitholders to recognize more taxable income or less taxable loss on an ongoing basis in respect of their common units. Each current and prospective unitholder is encouraged to consult with its tax advisor with respect to the proper reporting of its allocable share of Built-in Gain and Built-in Loss.

Partnership Income, Gains/Losses and Depletion

Income received by us from our oil and natural gas royalties and net profits interests is taxable to our unitholders as ordinary income subject to depletion. Gains and losses from sales of our royalty interests and net profits interests held for more than one year, except to the extent of ordinary income recapture discussed below, will be long term capital gains and losses.

Unitholders are entitled to deductions for the greater of either cost depletion or (if otherwise allowable) percentage depletion with respect to the oil and natural gas interests owned by us. Although the Internal Revenue Code requires each unitholder to compute its own depletion allowance and maintain records of its share of the adjusted tax basis of the underlying mineral property for depletion and other purposes, we furnish each of our unitholders with information relating to this computation for federal income tax purposes.

Percentage depletion is generally available with respect to unitholders who qualify under the independent producer exemption contained in Section 613A(c) of the Internal Revenue Code. For this purpose, an independent producer is a person not directly or indirectly involved in the retail sale of oil, natural gas, or derivative products or the operation of a major refinery. Percentage depletion is calculated as an amount generally equal to 15% (and in the case of marginal production potentially a higher percentage) of the unitholder’s gross income from the depletable property for the taxable year. The percentage depletion deduction in respect of any property is limited to 100% of the taxable income of the unitholder from the property for each taxable year, computed without the depletion allowance. A unitholder that qualifies as an independent producer may deduct percentage depletion only to the extent the unitholder’s daily production of domestic crude oil, or the natural gas equivalent, does not exceed 1,000 barrels. This depletable amount may be allocated between crude oil and natural gas production, with 6,000 cubic feet of domestic natural gas production regarded as equivalent to one barrel of crude oil. The 1,000 barrel limitation must be allocated among the independent producer and controlled or related persons and family members in proportion to the respective production by such persons during the period in question.

In addition to the foregoing limitation, the percentage depletion deduction otherwise available is limited to 65% of the unitholders’ total taxable income from all sources for the year, computed without the depletion allowance, net operating loss carrybacks or capital loss carrybacks. Any percentage depletion deduction disallowed because of the 65% limitation may be deducted in the following taxable year if the percentage depletion deduction for such year plus the deduction carryover does not exceed 65% of the taxpayer’s total taxable income for that year. The carryover period resulting from the 65% net income limitation is indefinite.

Unitholders that do not qualify under the independent producer exemption are generally restricted to deductions based on cost depletion. Cost depletion is calculated by (i) dividing the unitholder’s share of the adjusted tax basis in the underlying mineral property by the number of mineral units (barrels of oil and thousand cubic feet, or Mcf, of gas) remaining as of the beginning of the taxable year and (ii) multiplying the result in (i) by the number of mineral units sold within the taxable year. The total amount of deductions based on cost depletion cannot exceed the unitholder’s share of the total adjusted tax basis in the property.

All or a portion of any gain recognized by a unitholder as a result of either the disposition by us of some or all of our oil and natural gas interests or the disposition by the unitholder of some or all of its common units may be taxed as ordinary income to the extent of recapture of depletion deductions, except for percentage depletion deductions in excess of the basis of the property. The amount of the recapture is generally limited to the amount of gain recognized on the disposition.

The foregoing discussion of depletion deductions does not purport to be a complete analysis of the complex legislation and Treasury regulations relating to the availability and calculation of depletion deductions by the unitholders. Further, because depletion is required to be computed separately by each unitholder and not by our Partnership, no assurance can be given, and counsel is unable to express any opinion, as to the availability or extent of percentage depletion deductions to the unitholders. If percentage depletion is not available to a unitholder, the amount of depletion deductions of a partner may be less than they would be if percentage depletion were available. Each current and prospective unitholder is encouraged to consult its tax advisor to determine whether percentage depletion would be available to it.

Limitations on Deductions

Tax Basis and At-Risk Limitations

The deduction by a unitholder of any losses relating to the unitholder’s common units is limited to the tax basis in its common units. In the case of an individual unitholder or a corporate unitholder of which more than 50% of the value of its stock is owned directly or indirectly by five or fewer individuals or some tax-exempt organizations, the deduction of losses will be limited to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that amount is less than the unitholder’s tax basis in its common units. A unitholder must recapture losses deducted in previous years to the extent that distributions cause its at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that the unitholder’s tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a common unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any suspended losses in excess of that gain are no longer utilizable.

In general, a unitholder is at risk to the extent of the tax basis of its common units, excluding any portion of that tax basis attributable to its share of our liabilities, reduced by any amount of money the unitholder borrows to acquire or hold its common units, if the lender of those borrowed funds owns an interest in us, is related to a person (other than the unitholder) owning an interest in us, or can look only to the common units for repayment. A unitholder’s at risk amount will increase or decrease as the tax basis of the unitholder’s common units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in the unitholder’s share of our liabilities.

Limitations with Respect to Passive Activities

In general, individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities only to the extent of the taxpayer’s income from passive activities. We do not anticipate that any material amount of the activities we conduct will constitute passive activities since our assets will primarily generate portfolio income such as royalty income (which is not income from a passive activity). Thus, the passive activity loss limitations will not apply to our unitholders with respect to any material amount of our losses that may be allocated to them.

Limitations on Interest Deductions

The deductibility of a non-corporate taxpayer’s investment interest expense is generally limited to the amount of that taxpayer’s net investment income. Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	interest properly allocable to portfolio income; and

•	interest properly allocable to the purchase or carrying of an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry the unitholder’s common units.

Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment. Therefore, a unitholder’s share of our portfolio income will be treated as investment income.

Distributions by Us to Unitholders

Distributions of money by us to a unitholder generally will not result in taxable income or gain to the unitholder unless, and only to the extent that, the distribution exceeds the unitholder’s adjusted tax basis in its common units immediately before the distribution. Any such gain generally will be capital gain, except that a portion of such gain will be separately computed and taxed as ordinary income to the extent the distribution is in exchange for all or a part of the unitholder’s common units and is attributable to the unitholder’s allocable share of unrealized receivables or inventory items owned by us. Unrealized receivables include the unitholder’s share of potential recapture items, including depreciation and depletion deductions. Ordinary income attributable to unrealized receivables and inventory items may exceed the net taxable gain realized.

Any reduction in a unitholder’s share of our nonrecourse liabilities, including upon a non-pro rata issuance of additional common units by us without a corresponding increase in our nonrecourse liabilities, will constitute a deemed distribution of money by us to the unitholder. We have not and do not expect to incur significant nonrecourse liabilities. Therefore, it is not anticipated that any current or prospective unitholder will be deemed to receive a cash distribution from a reduction in a unitholder’s share of nonrecourse liabilities that would result in the recognition of a material amount of taxable gain.

Ratio of Taxable Income to Distributions

The ratio of the amount of taxable income that will be allocated to each unitholder to the amount of cash that will be distributed to the unitholder is uncertain. The amount of taxable income realized by each unitholder will be dependent upon a number of factors including: (a) the amount of taxable income recognized by us; (b) the amount of any gain recognized by us that is attributable to specific asset sales that may be wholly or partially attributable to Built-in Gain and the resulting allocation of such gain to the partners who contributed the assets sold (see “—Tax Allocations by Us to Unitholders—Tax Allocations with Respect to Book-Tax Difference on Contributed Properties”); and (c) the amount of basis adjustment pursuant to Section 754 of the Internal Revenue Code available to the unitholder based on the purchase price for any common units and the amount by which such price exceeded the unitholder’s proportionate share of inside tax basis of our assets attributable to the common units when the common units were purchased (see “—Section 754 Election”).

Tax Basis in Our Assets

The tax basis of our mineral interests will be used for purposes of computing gain or loss on the disposition of these interests. The federal income tax burden associated with the difference between the fair market value of property contributed to us and the tax basis established for that property will be borne by the contributing partners to the extent of any Built-in Gains. See “—Tax Allocations by Us to Unitholders—Tax Allocations with Respect to Book-Tax Difference on Contributed Properties.”

Tax Basis in Our Common Units

A unitholder’s tax basis in its common units generally will be increased by (a) the unitholder’s allocable share of our taxable and tax exempt income, (b) any contributions by the unitholder to our capital, and (c) any increases in the unitholder’s allocable share of our nonrecourse liabilities, if any. Generally, a unitholder’s tax basis in its common units will be decreased (but not below zero) by (1) the unitholder’s allocable share of our losses and nondeductible expenditures which are not chargeable to capital, (2) the amount of any cash and the amount of the basis of any property distributed to the unitholder by us, (3) any decreases in the unitholder’s allocable share of our nonrecourse liabilities, and (4) the amount of any depletion deductions taken by the unitholder with respect to its common units to the extent the deductions do not exceed the unitholder’s proportionate share of the adjusted tax basis of the underlying producing property.

Disposition of Our Common Units

A unitholder will recognize gain or loss on a sale of its common units in an amount equal to the difference between the amount realized and the unitholder’s adjusted tax basis in the common units sold. A unitholder’s amount realized will be measured by the sum of any cash and the fair market value of any other property received plus the unitholder’s share of our nonrecourse liabilities, if any.

Except as noted below, gain or loss recognized by a unitholder, other than a dealer in common units, on the sale or exchange of common units held by the unitholder generally will be capital gain or loss. However, this gain or loss will be taxed as ordinary income or loss to the extent attributable to the unitholder’s allocable share of unrealized receivables or inventory items owned by us. Unrealized receivables include the unitholder’s share of potential recapture items, including depletion deductions to the extent such deductions previously reduced a unitholder’s basis in its common units. Ordinary income attributable to unrealized receivables and inventory items may exceed the net taxable gain realized upon the sale of the common units and may be recognized even if there is a net taxable loss realized on the sale of the common units. Thus, a unitholder may recognize both ordinary income and a capital loss upon a disposition of its common units. Net capital loss may offset no more than $3,000 of ordinary income in the case of individuals and may only be used to offset capital gain in the case of corporations.

A unitholder who acquires its common units in separate transactions must maintain a single adjusted tax basis for federal income tax purposes with respect to those common units. According to an IRS ruling, upon a sale or other disposition of less than all of those common units, a portion of the combined tax basis must be allocated to the common units sold using an “equitable apportionment” method. Although the ruling is unclear as to how the holding period of these interests is determined once they are combined, regulations allow a selling unitholder who can identify an ascertainable holding period with respect to the common units transferred to elect to use the actual holding period of the common units transferred provided that the unitholder consistently uses that method for all subsequent common unit transactions. Thus, according to the ruling, a unitholder will be unable to select high or low tax basis common units to sell as would be the case with corporate stock, but, under the recently finalized regulations, can designate specific common units for purposes of determining the holding period of the common units to be sold. Notwithstanding the position of the IRS ruling, we adopted a convention that enables unitholders to track basis of individual common units or unit groups and use the basis so determined in calculating unitholders’ basis adjustments under Section 743 of the Internal Revenue Code and gain or loss on the sale of common units. Currently available tax accounting software does not permit us to follow exactly the requirements of the IRS ruling. Although our general partner believes that our method is reasonable, no assurance can be given that the IRS will not challenge our method. In light of the conflicting IRS ruling, counsel is unable to opine that our method is permissible. If the IRS successfully contends that the method we use is impermissible, a unitholder who sells or disposes of high or low basis units in a taxable transaction may have more gain or less loss for federal income tax purposes than if our method had been respected and a unitholder selling its units in the future would have to determine its gain or loss as if it had a common basis in all of its interests.

We urge any unitholder considering the purchase of additional common units or a sale of common units purchased in separate transactions to consult its tax advisor as to the possible consequences of this ruling and application of the new regulations.

For individuals, trusts and estates, net capital gain from the sale of an asset held one year or less is subject to tax at the applicable rate for ordinary income. For these taxpayers, the maximum federal rate of tax on the net capital gain from a sale or exchange of an asset held for more than one year generally is 15%.

Provisions of the Internal Revenue Code may cause a unitholder to be treated as having sold appreciated common units at their fair market value resulting in the recognition of taxable gain if the taxpayer or related persons enter(s) into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract with respect to the common units or substantially identical property.

Moreover, if a unitholder has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the common units, the unitholder may be treated as having sold that position if the taxpayer or a related person then acquires the common units or substantially identical property. Further, the Secretary of Treasury is authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position. See “—Treatment of Short Sales.”

Treatment of Short Sales

A unitholder whose common units are loaned to a short seller to cover a short sale of common units may be considered as having disposed of ownership of those common units for federal income tax purposes. If so, the unitholder would no longer be a partner for tax purposes with respect to those common units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

•	any of our income, gain, loss or deduction with respect to those common units would not be reportable by the lending unitholder; and

•	any cash distributions received by the lending unitholder for those common units would be fully taxable and would appear to be treated as ordinary income.

Because there is no clear authority on this issue, counsel is unable to render an opinion regarding the treatment of a unitholder whose common units are loaned to a short seller. Therefore, unitholders desiring to assure their status as partners for federal income tax purposes and avoid the risk of gain recognition are encouraged to modify any applicable brokerage account agreements to prohibit their brokers from loaning their common units. See “—Disposition of Our Common Units.”

Constructive Termination

We will be considered to terminate for tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. A termination of our Partnership will result in the closing of its taxable year for all unitholders. As a result, if a unitholder has a different taxable year than us, the unitholder may be required to include in the same taxable year its allocable share of our income, gain, loss, deduction, credits and other items from both the taxable year ending prior to the year of the termination of our Partnership and the short taxable year ending at the time of the termination. In addition, we would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code. A termination also could result in penalties if we were unable to determine that the termination occurred.

Section 754 Election

We have made the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS. The election generally permits us to make an adjustment, referred to as the Section 743(b) adjustment, to a unitholder’s tax basis in our assets, referred to as inside basis, to reflect the unitholder’s purchase price in its common units. This election does not apply to a person who purchases common units directly from us. It does apply to any other purchaser of common units. The Section 743(b) adjustment belongs solely to the purchaser and not to the other unitholders. For purposes of this discussion, a unitholder’s inside basis of our assets will be considered to have two components:

•	the unitholder’s share of our tax basis in our assets; and

•	the unitholder’s Section 743(b) adjustment to that tax basis.

Our general partner utilizes a method of calculating inside basis, including the unitholders’ Section 743(b) adjustments, which results in an aggregate basis for depletion purposes that reflects the purchase price of common units as paid by the unitholders. Although the method our general partner uses is not specifically authorized under the applicable Treasury regulations, we believe that it is a reasonable method of determining each unitholder’s share of net income or loss (including depletion and gain or loss from the sale of property). Because there is no clear authority on this issue, counsel is unable to opine as to this method. If the IRS successfully contends that such method may not be used, our general partner will attempt to use any other reasonable depletion conventions to preserve the uniformity of the intrinsic tax characteristics of any common units that would not have a material adverse effect on the unitholders or record holders of any class or classes of units. However, a unitholder may have more or less depletion deductions and gain or loss on the taxable disposition of its common units than under the method the general partner uses.

A Section 754 election is advantageous if the transferee’s tax basis in its common units is higher than the common units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have a higher tax basis in its share of our assets for purposes of calculating, among other items, its depletion deductions and its share of any gain or loss on a sale of our assets. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in its common units is lower than those common units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the common units may be affected either favorably or adversely by the Section 754 election.

The calculations involved in the Section 754 election are complex and we will make them on the basis of assumptions as to the fair market value of our assets and other matters. The allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment. We cannot assure our unitholders that the determinations made by us will not be successfully challenged by the IRS or that the deductions resulting from these determinations may not be reduced or disallowed altogether. Should the IRS require a different basis adjustment, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of common units may be allocated more income that it would have been allocated had the election not been revoked.

Alternative Minimum Tax on Items of Tax Preference

The Internal Revenue Code contains alternative minimum tax rules that are applicable to corporate and noncorporate taxpayers. We are not subject to the alternative minimum tax, but our unitholders are required to take into account on their own tax returns their respective shares of our tax preference items and adjustments in order to compute their alternative minimum taxable income.

The minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Although it is not expected that we will generate significant tax preference items or adjustments, since the impact of the alternative minimum tax depends on each unitholder’s particular situation, each prospective unitholder is encouraged to consult with its tax advisor as to the impact of an investment in common units on its alternative minimum tax liability.

Considerations for Tax-Exempt Limited Partners

Unitholders that are tax-exempt entities, including charitable corporations, pension, profit-sharing or stock bonus plans, Keogh plans, individual retirement accounts and certain other employee benefit plans are subject to federal income tax on unrelated business taxable income, referred to as UBTI. Generally, UBTI can arise from a trade or business unrelated to the exempt purposes of the tax-exempt entity that is regularly carried on by either the tax-exempt entity or a partnership in which it is a partner. However, UBTI does not apply to interest income, royalties (including overriding royalties) or net profits interests, whether the royalties or net profits are measured by production or by gross or taxable income from the property. Pursuant to the provisions of our partnership agreement, our general partner shall use all reasonable efforts to prevent us from realizing income that would constitute UBTI. However, there is no assurance that we will not incur UBTI.

Administrative Matters

Accounting Method and Taxable Year

We use the year ending December 31 as our taxable year, and we have adopted the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income its share of our income, gain, loss and deduction for our taxable year ending within or with the unitholder’s taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of its common units following the close of our taxable year but before the close of the unitholder’s taxable year must include the unitholder’s allocable share of our income, gain, loss and deduction for one year ended on the previous December 31, as well as for the portion of our current tax year ending on the date of the disposition, in income for its taxable year, with the result that the unitholder could be required to include in income for its taxable year its share of more than one year of our income, gain, loss and deduction. See “—Tax Allocations by Us to Unitholders—Allocations between Transferors and Transferees.” Because of differences between accounting principles generally accepted in the United States of America, which apply to the financial statements issued by us, and the tax accounting method described above, our net income as reported on our financial statements will likely differ from the taxable income for the same period.

Information Returns and Audit Procedures

We furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1 tax statement, which describes each unitholder’s share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which is generally not reviewed by counsel, we use various accounting and reporting conventions, some of which have been mentioned earlier, to determine the unitholder’s share of income, gain, loss and deduction. We cannot assure unitholders that any of those conventions will yield a result that conforms to all of the technical requirements of the Internal Revenue Code, regulations or administrative interpretations of the IRS. Neither we nor our counsel can assure unitholders that the IRS will not successfully contend in court that those accounting and reporting conventions are impermissible. Any challenge by the IRS could negatively affect the value of the common units. In addition, the cost of any contest will be borne directly or indirectly by the unitholders.

The IRS may audit our federal income tax information returns. The Internal Revenue Code contains partnership audit procedures governing the manner in which the IRS audit adjustments for partnership items are resolved. Adjustments resulting from any audit of this kind may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of that unitholder’s own return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns. It is possible that the IRS will “match” partnership information as reported on partners’ individual income tax returns against the electronic Schedule K-1 tax information that we are required to provide to the IRS. If the IRS follows this practice and you do not report tax information on your tax returns in a manner that is consistent with your Schedule K-1 tax statement, any IRS matching program may trigger an inquiry or possibly an audit of your individual tax return.

Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code provides for one partner to be designated as the “Tax Matters Partner” for these purposes. Our partnership agreement appoints our general partner as our Tax Matters Partner.

The Tax Matters Partner will make some elections on our behalf and on behalf of the unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against the unitholders for items in our returns. The Tax Matters Partner will make a reasonable effort to keep each unitholder informed of administrative and judicial tax proceedings with respect to our items in accordance with applicable Treasury regulations. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in our Partnership to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

Accuracy-related Penalties

An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations and substantial understatements of income tax, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

•	for which there is, or was, “substantial authority”; or

•	as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

Based upon representations of our general partner that a significant purpose for our Partnership is not the avoidance of federal income tax, the more stringent rules that apply to tax shelters should not apply to us. If any item of income, gain, loss or deduction included in the distributive shares of the unitholders might result in that kind of an understatement of income for which no “substantial authority” exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns to avoid liability for this penalty.

Nominee Reporting

Persons who hold our common units as a nominee for another person are required to furnish to us:

•	the name, address and taxpayer identification number of the beneficial owner and the nominee;

•

whether the beneficial owner is a person that is not a United States person, a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing, or a tax-exempt entity;

•	the amount and description of common units held, acquired or transferred for the beneficial owner; and

•	specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and specific information on common units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $250,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the common units with the information furnished to us.

Registration as a Tax Shelter

The Internal Revenue Code requires that tax shelters be registered with the Secretary of the Treasury. At the time of our formation, the applicable temporary Treasury regulations interpreting the tax shelter registration provisions of the Internal Revenue Code were extremely broad. It was arguable that we were exempt from the registration requirement by qualifying as a projected income investment. However, we registered as a tax shelter with the Secretary of Treasury in the absence of assurance that we would not be subject to tax shelter registration and in light of substantial penalties which might have been imposed if registration was required and not undertaken. Therefore, we are currently registered as a tax shelter even though a unitholder’s investment in us is expected to produce net taxable income for each year in which such unitholder owns an interest in us.

ISSUANCE OF THIS REGISTRATION NUMBER DOES NOT INDICATE THAT INVESTMENT IN US OR THE CLAIMED TAX BENEFITS HAVE BEEN REVIEWED, EXAMINED OR APPROVED BY THE IRS.

Our tax shelter registration number is 02305000012. A unitholder who sells or otherwise transfers a common unit in a later transaction must furnish the registration number to the transferee. The penalty for failure of the transferor of a common unit to furnish the registration number to the transferee is $100 for each failure. The unitholders must disclose our tax shelter registration number on Form 8271 to be attached to the tax return on which any deduction, loss or other benefit we generate is claimed or on which any of our income is included. A unitholder who fails to disclose the tax shelter registration number on his return, without reasonable cause for that failure, will be subject to a $250 penalty for each failure. Any penalties discussed are not deductible for federal income tax purposes.

Entity-Level Collections

Our general partner is authorized to take any action that it determines in its discretion to be necessary or appropriate to cause us to comply with any withholding requirements established under the Internal Revenue Code or any other federal, state or local law. To the extent that we are required or elect to withhold and pay over to any taxing authority any amount resulting from the allocation or distribution of income to any unitholder, the amount withheld may, at the discretion of our general partner, be treated by us as a distribution of cash in the amount of the withholding from the unitholder.

State and Local Taxes

In addition to the federal income tax aspects described above, we encourage each unitholder to consider the potential state and local tax consequences of owning our common units. Tax returns may be required and tax liability may be imposed both in the state or local jurisdictions where a unitholder resides and in each state or local jurisdiction in which we have assets or otherwise do business. Thus, persons holding our common units either directly or through one or more partnerships or limited liability companies may be subject to state and local taxation in a number of jurisdictions in which we directly or indirectly hold oil and gas properties and would be required to file periodic tax returns in those jurisdictions. State taxes may be withheld by third parties on royalty payments to us, and we may be required to withhold state income tax from distributions otherwise payable to our unitholders. Withholding tax laws are in place in various states, including Oklahoma, Louisiana and New Mexico, that may impose withholding taxes on us or on our unitholders. We provide our unitholders with summary federal information, broken down by state which may be used by them in preparing their state and local returns. To the extent that a unitholder pays income tax with respect to our income to a state where it is not resident or to the extent that we are required to pay state income tax on behalf of such unitholder, the unitholder may be entitled to a deduction or credit against income tax that it otherwise would owe to its state of residence with respect to the same income.

We urge each prospective unitholder to consult with its tax advisor regarding the state and local income tax implications of owning our common units.

Notification Requirements

A person who purchases common units from a unitholder is required to notify us in writing of that purchase within 30 days after the purchase. We are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Additionally, a transferor and a transferee of common units will be required to furnish statements to the IRS, filed with their income tax returns for the taxable year in which the sale or exchange occurred, that describe the amount of the consideration received for the common unit that is allocated to our goodwill or going concern value, if any. Failure to satisfy these reporting obligations may lead to the imposition of substantial penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker.

Backup Withholding

The Internal Revenue Code requires backup withholding at a rate of 28% with respect to all reportable payments. A reportable payment includes not only reportable interest or dividend payments but also other payments including some royalty payments. Accordingly, subject to the limitations discussed below, a unitholder may be subject to backup withholding with respect to all or a portion of its distributions from us.

Backup withholding is required with respect to any reportable payment if the payee fails to furnish its taxpayer identification number, referred to as TIN, to the payor in the required manner or to establish an exemption from the requirement or if the Secretary of the Treasury notifies the payor that the TIN furnished by the payee is incorrect. Accordingly, a unitholder may avoid backup withholding by furnishing its correct TIN to us. Any unitholder who does not provide its TIN to us is urged to consult its tax advisor concerning the applicability of the backup withholding provisions to its distributions from us.

PLAN OF DISTRIBUTION

This prospectus relates to 5,000,000 common units that we may offer and issue from time to time in connection with business combination transactions. This prospectus also relates to common units that persons who acquired common units pursuant to this prospectus may resell or reoffer.

The amount and type of consideration we will offer and the other specific terms of each acquisition will be determined by negotiations and/or competitive offers with the owners or controlling persons of the businesses or assets acquired. We will determine the value of the common units to be issued at prices reasonably related to market prices current either at the time of the agreement on the terms of a business combination transaction or at or about the time of delivery of the common units.

We will pay all expenses of this offering. We will not pay any underwriting discounts or commissions in connection with the issuance or sale of any common units, although we may pay finder’s fees in connection with specified business combinations. These finder’s fees may be paid in common units covered by this prospectus. Any person receiving a finder’s fee may be deemed an underwriter within the meaning of the Securities Act of 1933.

SELLING UNITHOLDERS

We may from time to time permit persons who receive common units in business combinations pursuant to this prospectus to resell their common units using this prospectus.

These sales may be effected from time to time on The NASDAQ National Market at prevailing prices or at negotiated prices. The selling unitholders may also sell their common units in private transactions or in the over-the-counter market at prices related to the prevailing prices of the common units on The NASDAQ National Market.

The selling unitholders may use broker-dealers to effect these transactions. These broker-dealers may receive compensation in the form of underwriting discounts, concessions, or commissions from the sales. The selling unitholders and any broker-dealers that participate in the distribution may, under certain circumstances, be deemed to be underwriters within the meaning of the Securities Act, and any commissions received or profits realized may be deemed to be underwriting discounts and commissions under the Securities Act. We and the selling unitholders may also agree to indemnify the broker-dealers against certain liabilities under the Securities Act. In addition, we may agree to indemnify the selling unitholders and any underwriter of the common units against certain liabilities under the Securities Act or, if indemnity is unavailable, to contribute toward amounts required to be paid in respect of such liabilities.

If required under the Securities Act, we will file a supplemental prospectus disclosing the name of any selling unitholder, the name of any broker-dealers involved in a sale, the number of common units involved, the price at which such common units are to be sold, the commissions paid or discounts or concessions allowed, and other facts material to the transaction.

We may agree to pay certain costs and expenses that the selling unitholders incur in connection with the registration of their common units, but we expect that the selling unitholders will pay all selling commissions, transfer taxes, and related charges in connection with the offer and sale of their common units.

The selling unitholders may sell the common units offered hereby from time to time and may choose to sell less than all or none of those units.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-4 with the Securities and Exchange Commission in connection with this offering. We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy the registration statement and any other documents we have filed at the Securities and Exchange Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the Public Reference Room. Our Securities and Exchange Commission filings are also available to the public at the Securities and Exchange Commission’s Internet site at http://www.sec.gov. In addition, you can read and copy our filings made with the Securities and Exchange Commission and other information at the offices of The NASDAQ National Market at 1735 K Street, N.W., Washington, D.C. 20006.

This prospectus is part of the registration statement and does not contain all of the information included in the registration statement. Whenever a reference is made in this prospectus to any of our contracts or other documents, the reference may not be complete and, for a copy of the contract or document, you should refer to the exhibits that are part of the registration statement.

The Securities and Exchange Commission allows us to “incorporate by reference” into this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. Information incorporated by reference is part of this prospectus, except for any information that is superseded by information included directly in this prospectus. Later information filed with the Securities and Exchange Commission will update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until our offering is completed.

•	Current Report on Form 8-K filed April 19, 2005;

•	Current Report on Form 8-K filed March 8, 2005;

•	Current Report on Form 8-K filed January 20, 2005;

•	Annual Report on Form 10-K for the year ended December 31, 2004 filed March 8, 2005, and including the information incorporated therein by reference to Schedule 14A filed March 21, 2005; and

•

The description of our common units contained in our registration statement on Form 8-A filed by us with the Securities and Exchange Commission, including any amendment or report filed for the purposes of updating that description.

You may request a copy of these filings, at no cost, by contacting us at:

Dorchester Minerals, L.P.

3838 Oak Lawn Avenue, Suite 300

Dallas, Texas 75219

(214) 559-0300

LEGAL MATTERS

Certain legal matters in connection with the securities offered pursuant to this prospectus will be passed upon by Thompson & Knight L.L.P., Dallas, Texas. Underwriters, dealers and agents, if any, who we will identify in a prospectus supplement, may have their counsel pass upon certain legal matters in connection with the securities offered by this prospectus.

EXPERTS

The consolidated financial statements incorporated by reference in this prospectus have been audited by Grant Thornton LLP, independent registered public accountants, as indicated in their reports thereto, and are included herein in reliance upon the authority of said firm as experts in auditing and accounting.

Calhoun, Blair & Associates, independent petroleum consultants, estimated Dorchester Hugoton’s reserves as of December 31, 2002 and our Net Profits Interests as of December 31, 2003 and December 31, 2004 and the present value of the estimated future net reserves from those estimated reserves included in this document and are included in reliance upon their reports given upon their authority as experts on the matters covered by the summary reserve report.

Huddleston & Co., Inc., independent petroleum consultants, estimated each of Republic’s and Spinnaker’s reserves as of December 31, 2002 and our Royalty Properties as of December 31, 2003 and December 31, 2004 and the present value of the estimated future net reserves from those estimated reserves included in this document and are included in reliance upon their reports given upon their authority as experts on the matters covered by the summary reserve report.

DORCHESTER MINERALS, L.P.

5,000,000 COMMON UNITS

PROSPECTUS